November 5, 2013

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash, Branch Chief

Re:	Myers Industries, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 4, 2013

Form 10-K/A for the year ended December 31, 2012

Filed April 1, 2013

Definitive Proxy Statement

Filed April 5, 2013

File No. 1-08524

Dear Mr. Cash:

Myers Industries, Inc. (the “Company”) makes and gives the following acknowledgements in connection with responding to the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 16, 2013, commenting on the Company’s Form 10-K, Form 10-K/A, and Definitive Proxy Statement, in response to which the Company filed Amendment No. 2 to Form 10-K on October 25, 2013.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1293 South Main Street • Akron, Ohio 44301 • (330) 253-5592 • Fax: (330) 761-6156 • www.myersind.com	NYSE / MYE

Securities and Exchange Commission

November 5, 2013

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (330) 761-6303.

Sincerely,

/s/ Greggory W. Branning
Greggory W. Branning Senior Vice President, Chief Financial Officer, and Corporate Secretary

cc:	Megan L. Mehalko, Benesch Friedlander Coplan & Aronoff LLP